SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

August 10, 2006

FIRST QUARTER 2006-07

➢	Turnover up 11.9% to 5.8 billion euros
➢	Strong performance of the passenger business
➢	7.2% increase in unit revenue per available seat kilometer (up 5.6% excluding currency effect)

First quarter 2006-07 consolidated turnover

During the first quarter of 2006-07, consolidated turnover of the Air France-KLM Group amounted to 5.80 billion euros, up 11.9% compared to the first quarter of 2005-06 (5.19 billion euros).

This very good performance was driven by all sectors and especially by the passenger business.

	First quarter to June 30th
in €m	2006	2005	Change
Passenger traffic revenues	4,345	3,859	+12.6%
Other passenger revenues	268	258	+3.9%
Total Passenger	4,613	4,117	+12.1%
Cargo traffic revenues	674	610	+10.5%
Other cargo revenues	55	50	+10.0%
Total Cargo	729	660	+10.5%
Maintenance	231	213	+8.5%
Other	229	196	+16.8%
Total turnover	5,802	5,186	+11.9%

Passenger activity

During the first quarter, the passenger business posted an excellent performance, both in terms of traffic and revenues.

Activity was particularly buoyant, with traffic increasing by 7.7% on 5.0% higher capacity. The load factor improved by 2.0 points to reach the high level of 81.5%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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Revenues for the passenger activity totaled 4.61 billion euros, up 12.1%, of which traffic revenues accounted for 4.35 billion euros, up 12.6%.

	First quarter to June 30th
	2006	2005	change
Traffic in RPK	49,596	46,045	+7.7%
Capacity in ASK	60,841	57,938	+5.0%
Load factor	81.5%	79.5%	+2.0 pts

Passenger traffic revenues (in €m)	4,345	3,859	+12.6%

Yield per RPK (in € cts)	8.76	8.38	+4.5%
Unit revenue per ASK (in € cts)	7.14	6.66	+7.2%

Yield per revenue passenger kilometer (RRPK) increased significantly, up by 4.5% including a favorable currency effect of 1.6%.

Unit revenue per available seat kilometer (RASK) also rose strongly by 7.2%, and by 5.6% excluding the currency effect.

Cargo activity

The Cargo activity posted a 3.7% increase in traffic on 2.6% higher capacity, leading to a 0.7 point improvement in the load factor to 66.2%.

Over the quarter, total cargo revenues increased by 10.5% to 729 million euros, of which traffic revenues accounted for 674 million euros, up 10.5%.

	First quarter to June 30th
	2006	2005	Change
Traffic in RTK	2,730	2,633	+3.7%
Capacity in ATK	4,125	4,021	+2.6%
Load factor	66.2%	65.5%	+0.7 pts

Cargo traffic revenues (in €m)	674	610	+10.5%

Yield per RTK (in € cts)	24.69	23.17	+6.5%
Unit revenue per ATK (in € cts)	16.34	15.18	+7.6%

Yield per revenue ton kilometer (RRTK) was up 6.5%, including a favorable currency effect of 2.5%.

Unit revenue per available ton kilometer (RATK) increased substantially, rising by 7.6% and by 5.1% excluding the currency effect.

Maintenance activity

Third party maintenance revenues amounted to 231 million euros, up 8.5%, for the quarter ending June 30th 2006.

Other businesses

Revenues from other businesses amounted to 229 million euros compared with 196 million a year earlier, representing a 16.8% increase, driven by growth at the Group’s catering activity and at transavia.com, the charter subsidiary of KLM.

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Agenda

Thursday, August 31st 2006: Q1 2006-07 results announcement at 7:15 am (CET)

➢	Audio-web conference at 4:00 pm (CET)

To connect to the conference call, please dial:

-	UK / 00 44 207 162 0125 (password: AKH)
-	US / 1 334 323 6203 (password: AKH)

➢	To view the slide presentation, please go to the following website:

http://airfranceklm.momentys.com (password: AKHQ1)

➢	To replay, please dial:
-	UK / 00 44 207 031 4064 (code: 709113)
-	US / 1 954 334 0342 (code: 709113)

Monday, October 9th 2006: Analyst & Investor Day

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include but are not limited to, statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 10, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations